UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 30 )*

Papa John’s International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

698813 10 2
(CUSIP Number)

Aaron Thompson, 11411 Park Road, Anchorage, KY 40223 (502) 253-4348

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John H. Schnatter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,967,243
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 9,965,127
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,967,243
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.09125%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 The percentages reported in this Schedule 13D/A are based upon 32,058,034 shares of common stock outstanding (comprised of (a) 31,541,761 shares of common stock outstanding as of October 30, 2018 (according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 6, 2018) and (b) 516,273 shares of common stock issuable upon vested stock options owned by the Reporting Person).

Item 1. Security and Issuer

See cover page.

Item 2. Identity and Background

(a)	John H. Schnatter
(b)	11411 Park Road, Anchorage, KY 40223
(c)	Mr. Schnatter is the founder and a director of the Issuer.
(d)	During the last five years, Mr. Schnatter has not been convicted in a criminal proceeding.
(e)

During the last five years, Mr. Schnatter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Schnatter is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

No change from Amendment No. 29.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows.

On February 4, 2019, the Issuer announced that it had entered into a securities purchase agreement with Starboard Value LP (together with its affiliates, “Starboard”) pursuant to which, among other things, Starboard will acquire shares of a new class of preferred stock and receive other benefits as well, in exchange for a payment of up to $250 million (the “Starboard Transaction”).

On Saturday, February 2, 2019, promptly after learning about the proposed Starboard Transaction, Mr. Schnatter sent a non-binding proposal to the Issuer’s Board of Directors  (the “Schnatter Proposal”) stating that Mr. Schnatter was willing to make an investment in the Issuer of up to $250 million on terms that were substantially similar to, but superior to, the Starboard Transaction, including that (a) Mr. Schnatter offered a lower dividend rate, thereby reducing costs to the Issuer, and (b) Mr. Schnatter offered to limit the voting rights of the newly issued shares.  Mr. Schnatter believed these enhancements to the terms of Starboard’s offer rendered the Schnatter Proposal materially superior to the Starboard Transaction. The Special Committee of the Issuer, however, rejected the Schnatter Proposal.

The Schnatter Proposal contemplated the following terms:

•	Issue Size: Mr. Schnatter would invest $200 million with the option to invest up to an additional $50 million at the same terms on a future date. An additional $10 million of the security would be made available to qualified franchisees of the Issuer, for total potential proceeds to the Issuer of up to $260 million, subject to a cap of 20% of the Issuer’s current shares outstanding.

•	Security: Private investment in public equity transaction involving the sale of shares of a new class of the Issuer’s preferred stock.

•	Dividend: 3.35% cash dividend (with right to increase, as noted below) paid quarterly plus any regular or special dividends or distributions paid to the Issuer’s common stockholders, subject to a floor of the Issuer’s current regular quarterly dividend.

o	Mr. Schnatter would have a right to increase the dividend to 5.35% after three years and 7.35% after five years, paid quarterly plus any regular or special dividends or distributions paid to the Issuer’s common stockholders, subject to a floor of the Issuer’s current regular quarterly dividend. If Mr. Schnatter exercises this right, the Issuer would have the right to redeem at par value plus any accrued, unpaid dividends.

•	Conversion Price: 22.5% premium to the reference price identified below.

•	Reference Price: Ten-day (trading days) volume-weighted average price immediately following announcement of the proposed transaction, subject to 130% cap / 90% floor of the closing price the day prior to the announcement.

•	Schnatter Cash Put: Mr. Schnatter would have a cash put right at eight years.

•	Issuer Mandatory Conversion: The Issuer would have a conversion right after five years if the Issuer’s Common Stock is trading at 190% of the conversion price for 30 consecutive trading days.

•	Redemption: The preferred stock would be freely redeemable at either party’s option at par after eight years.

•	Other Terms:

o	Mr. Schnatter would have the right to nominate two board members (one independent of Mr. Schnatter).

o	To avoid potential change of control issues, the new preferred shares would be voted in accordance with the Board of Director’s recommendations or in proportion to how the shares owned by the Issuer’s public stockholders are voted.

o	The new preferred shares would be redeemable at Mr. Schnatter’s option upon a change of control of the Issuer if the successor entity is not a publicly traded corporation.

o	Mr. Schnatter would not be permitted to transfer the new preferred shares for one year after closing.

The Schnatter Proposal, if consummated, could result in one or more of the actions specified in clauses (a) to (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a change in the board of directors or management of the Issuer and a material change in the present capitalization or dividend policy of the Issuer.  As indicated above, however, the Issuer rejected the Schnatter Proposal.  Mr. Schnatter believed that the Starboard Transaction essentially reflected the same terms as the Schnatter Proposal, except at greater cost to the Issuer.

In light of the Starboard Transaction, Mr. Schnatter is withdrawing the Schnatter Proposal. Mr. Schnatter is also evaluating the legal remedies available to him in connection with the Issuer’s decision to enter into the Starboard Transaction.

Other than as set forth above and in prior filings made by Mr. Schnatter, including Schedule 13D/A Amendment No. 28 filed on October 19, 2018, Mr. Schnatter does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Schnatter may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	9,967,243 (31.09125%)
(b)	Sole voting power: 9,967,243 Shared voting power: 0 Sole dispositive power: 9,965,127 Shared dispositive power: 0
(c)	During the sixty days prior to this filing, Mr. Schnatter neither disposed of nor acquired any shares of Common Stock.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change from Amendment No. 29.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAME

/s/ John H. Schnatter
Insert Name

John H. Schnatter
Insert Name/Title

February 4, 2019
Insert Date